[Letterhead of Sullivan & Cromwell LLP]

April 8, 2011

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Michael Clampitt, Senior Attorney

Re:	Bank of Montreal
Amendment No. 3 to Registration Statement on Form F-4
Filed April 8, 2011
File No. 333-172012

Dear Mr. Clampitt:

On behalf of Bank of Montreal (the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 7, 2011 with respect to the above-referenced Amended Registration Statement on Form F-4 (the “Registration Statement). The responses provided herein were provided by the Company.

This letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with three courtesy copies of Amendment No. 3 marked to indicate changes from the version filed on April 6, 2011.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 3.

Securities and Exchange Commission	-2-

Material United States Federal Income Tax Consequences, page 64

1.	We note your election to file short-form tax opinions as exhibits to the prospectus. Therefore, your disclosure in this section is not sufficient to constitute counsels’ tax opinions. We refer to your disclosure on page 66 that it is a condition to completion of the merger that each of BMO and M&I will receive a legal opinion that the merger will qualify as a “reorganization” and that it will not result in gain recognition to holders of M&I common stock. We note further that certain items discussed in this section of the prospectus assume that the points in your to-be-issued opinions are correct. It is not permissible to assume the tax consequence in issue in a legal opinion. In addition, we note that disclaimers of responsibility such as “there can be no assurance” are not acceptable. Please revise your disclosure so that the discussion in this section constitutes counsels’ opinion with respect to tax consequences.

We have revised Exhibits 8.1 and 8.2 to include long-form tax opinions. Additionally, please see the revised disclosure on pages 64-66.

2.	Revise Exhibits 8.1 and 8.2 to clearly state in the second paragraph that the discussion in the Prospectus under “Material United States Federal Income Tax Consequences” is counsel’s opinion.

Please see the revised Exhibits 8.1 and 8.2.

Material Canadian Federal Income Tax Consequences, page 71

3.	Please revise the first sentence of this section to state that the following summary is the opinion of counsel. Please also revise to remove the first sentence in the fourth paragraph of this section. It is not appropriate.

We have revised Exhibit 8.3 to include a long-form tax opinion. Additionally, please see the revised disclosure on page 71.

4.	Revise Exhibit 8.3 to clearly state in the second paragraph that the discussion in the Prospectus under “Material Canadian Federal Income Tax Consequences” is counsel’s opinion.

Please see the revised Exhibit 8.3.

Securities and Exchange Commission	-3-

BMO Market Activities Involving BMO Common Stock, page 114

5.	We note your disclosure that the activities discussed could have the effect of preventing or retarding a decline in the market price of BMO common stock. Please add a discussion in risk factors regarding this disclosure.

Please see the additional risk factor on page 41.

*        *        *         *

Please contact me at (212) 558-4789 should you require further information or have any questions.

Sincerely,

C. Andrew Gerlach

cc:	Conni Gibson

(Bank of Montreal)

Randy Erickson

(Marshall & Ilsley Corporation)

Nicholas G. Demmo

(Wachtell, Lipton, Rosen and Katz)